Exhibit 99.4

The following preliminary, unaudited financial data of Local Bounti Corporation (“Local Bounti”) was prepared for use by Local Bounti in connection with the PIPE financing contemplated in connection with the transactions contemplated by that certain Agreement and Plan of Merger, by and among Leo Holdings III Corp, (“Leo”), Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC, and Local Bounti, dated June 17, 2021. Neither Leo’s nor Local Bounti’s independent registered accounting firm nor any other independent registered accounting firm has audited, reviewed, prepared or compiled, examined or performed any procedures with respect to this unaudited financial data, nor have they expressed any opinion or any other form of assurance on this unaudited financial data. This unaudited financial data reflects Local Bounti management’s estimates based solely upon information available as of June 17, 2021, is not a comprehensive statement of Local Bounti’s financial results for the periods presented and does not comply with Regulation S-X promulgated under the Securities Act of 1933, as amended, by the Securities and Exchange Commission. There is a possibility that the financial information of Local Bounti to be provided in future filings by Leo or Local Bounti will vary materially from the unaudited financial data presented in this Exhibit 99.4. Accordingly, undue reliance should not be placed upon the unaudited financial data set forth below.

Local Bounti

Consolidated Balance Sheets (unaudited) (in thousands)

	Interim as of March 31,		Annual as of December 31,
	2021	2020	2020	2019
Assets
Current assets
Cash and cash equivalents	$17,356	$563	$45	$2,137
Other current assets	2,007	29	650	8

Total current assets	19,363	592	695	2,145
Property and equipment, net	9,534	6,114	8,423	3,743
Other assets	46	—	51	—

Total assets	$28,943	$6,706	$9,169	$5,888

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,132	$828	$177	$147
Accrued liabilities	331	1,036	1,125	708
Short-term debt	—	250	50	1

Total current liabilities	1,463	2,114	1,352	856
Long-term debt	10,054	2,591	104	2,497
Convertible notes	10,750	—	—	—
Financing obligation	10,439	—	9,216	—

Total liabilities	32,706	4,705	10,672	3,353

Stockholders’ equity (deficit)
Common Stock	1	1	1	1
Additional paid in capital	14,519	7,115	9,577	6,293
Accumulated deficit	(18,283)	(5,115)	(11,081)	(3,759)

Total stockholders’ equity (deficit)	(3,763)	2,001	(1,503)	2,535

Total liabilities and stockholders’ equity (deficit)	$28,943	$6,706	$9,169	$5,888

Local Bounti

Consolidated Statements of Cash Flows (unaudited) (in thousands)

	For the three months ended March 31,		For the year ended December 31,
	2021	2020	2020	2019
Cash flows from operating activities
Net loss	$(7,202)	$(1,356)	$(7,322)	$(3,425)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	124	11	287	—
Stock-based compensation expense	4,942	823	3,295	1,942
Bad debt allowance	(8)	—	—	—
Inventory allowance	(25)	—	69	—
Other changes in assets and liabilities	(1,162)	988	(316)	513

Net cash used in operating activities	(3,331)	466	(3,987)	(970)

Cash flows from investing activities
Purchases of property and equipment	(1,235)	(2,382)	(4,963)	(3,743)

Net cash used in investing activities	(1,235)	(2,382)	(4,963)	(3,743)

Cash flows from financing activities
Proceeds from issuance of common stock	—	—	—	4,501
Settlement of common stock	—	—	(11)	(149)
Proceeds from issuance of debt	10,450	342	533	4,561
Proceeds from issuance of convertible notes	10,750	—	—	—
Repayment of debt	(550)	—	(2,880)	(2,063)
Proceeds from financing obligations	1,227	—	9,216	—

Net cash provided by financing activities	21,877	342	6,858	6,850

Net increase (decrease) in cash and cash equivalents	17,311	(1,574)	(2,092)	2,137
Cash and cash equivalents at beginning of period	45	2,137	2,137	—

Cash and cash equivalents at end of period	$17,356	$563	$45	$2,137